Exhibit 99.1

Origin Agritech Limited Schedules First Quarter FY2008 Financial Results and Conference Call

BEIJING--(BUSINESS WIRE)--Origin Agritech Limited ("Origin") (NASDAQ GS: SEED) today announced that it will issue financial results for the three months ended December 31, 2007 after the close of the stock market on March 25, 2008. Management will conduct a conference call on March 26, 2008 at 9:00 AM Eastern Daylight Time to discuss these results. A question and answer session will follow management's presentation.

To participate, please call the following numbers 10 minutes before the call start time and ask to be connected to the Origin Agritech conference call:

Phone Number: +1-877-407-9210 (North America)

Phone Number: +1-201-689-8049 (International)

In addition, the conference call will be broadcast live over the Internet at: www.originagritech.com.

Please go to the web site at least 15 minutes early to register, download and install any necessary software.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ: SEED) is one of China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 6,500 second-level distributors. The hybrid seed industry is estimated at US$2 billion and that is expected to double by 2010. The Company currently operates facilities in 30 of China’s 32 provinces as well as Beijing. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed and commercialized an internally developed proprietary seed portfolio of twelve corn hybrids, twelve rice hybrids and two canola hybrids as of 2007. For further information, please log on www.originagritech.com.

Forward Looking Statements

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 27, 2008. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau, 760-918-1781
China Tel: 86-10-5890-7505
Vice President, Finance
Irving.kau@originseed.com.cn
or
Investor Relations:
Global Consulting Group
Eddie Cheung, 646-284-9414
echeung@hfgcg.com
or
Dixon Chen, 646-284-9414
dchen@hfgcg.com